UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

PC CONNECTION, INC.

(Name of Issuer)

Common Stock par value $.01 per share

(Title of Class of Securities)

69318J100

(CUSIP Number)

Patricia Gallup

The Comack Trust

The Estate of David McLellan Hall

PC Connection, Inc.

Rt. 101A, 730 Milford Road

Merrimack, New Hampshire 03054

(603) 683-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2022

(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Patricia Gallup
2	Check the appropriate box if a member of a group (a) ⌧ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ¨
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 2,135,443
	8)	Shared voting power 12,435,095(1)
	9)	Sole dispositive power 2,135,443
	10)	Shared dispositive power 12,435,095(1)
11	Aggregate amount beneficially owned by each reporting person 14,570,538(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 55.5%(2)
14	Type of reporting person IN

(1)

Includes (i) 5,000,000 shares of common stock, par value $.01 per share (“Common Stock”), of PC Connection, Inc., a Delaware corporation (the “Issuer”), held by a grantor retained annuity trust of which Patricia Gallup is the sole trustee and sole annuitant (the “Comack Trust”), (ii) 7,144,962 shares of the Issuer’s Common Stock held by The Estate of David McLellan Hall, for which Ms. Gallup serves as executor, and (iii) 290,133 shares of the Issuer’s Common Stock held by Ms. Gallup’s spouse, as to which Ms. Gallup disclaims beneficial ownership.

(2)

Based upon 26,267,049 shares of the Issuer’s Common Stock outstanding on April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022.

1	Names of reporting persons The Comack Trust
2	Check the appropriate box if a member of a group (a) ⌧ (b) ☐
3	SEC use only
4	Source of funds OO (1)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ¨
6	Citizenship or place of organization New Hampshire
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 0
	8)	Shared voting power 5,000,000(1)
	9)	Sole dispositive power 0
	10)	Shared dispositive power 5,000,000(1)
11	Aggregate amount beneficially owned by each reporting person 5,000,000 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 19.0%(2)
14	Type of reporting person OO

(1)

On May 9, 2022, for estate planning purposes, Patricia Gallup contributed 5,000,000 shares of Common Stock to the Comack Trust for no consideration. Under the trust agreement establishing the Comack Trust, Ms. Gallup serves as sole trustee of the Comack Trust.

(2)

Based upon 26,267,049 shares of the Issuer’s Common Stock outstanding on April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022.

1	Names of reporting persons The Estate of David McLellan Hall (as successor in interest to David Hall)
2	Check the appropriate box if a member of a group (a) ⌧ (b) ☐
3	SEC use only
4	Source of funds OO(1)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ¨
6	Citizenship or place of organization New Hampshire
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 0
	8)	Shared voting power 7,144,962
	9)	Sole dispositive power 0
	10)	Shared dispositive power 7,144,962
11	Aggregate amount beneficially owned by each reporting person 7,144,962
12	Check if the aggregate amount in Row (11) excludes certain shares ¨
13	Percent of class represented by amount in Row (11) 27.2%(2)
14	Type of reporting person OO(1)

(1)

David Hall passed away on November 14, 2020. Upon Mr. Hall’s passing, all of his assets were transferred to an estate being administered by the State of New Hampshire. Patricia Gallup is the executor of the Estate of David McLellan Hall.

(2)

Based upon 26,267,049 shares of the Issuer’s Common Stock outstanding on April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022.

This Amendment No. 6 (“Amendment No. 6”) amends the statement on Schedule 13D initially filed by the 1998 PC Connection Voting Trust (the “Voting Trust”), David Hall and Patricia Gallup on April 23, 2004 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on February 12, 2013, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on January 31, 2014, as amended and supplemented by Amendment No. 3 to the Original Schedule 13D, filed on May 27, 2014, as amended and supplemented by Amendment No. 4 to the Original Schedule 13D, filed on September 27, 2021, as amended and supplemented by Amendment No. 5 to the Original Schedule 13D, filed on December 22, 2021 (as amended and supplemented, the “Schedule 13D”) relating to shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of

i.

Patricia Gallup, a United States citizen, the executor of the Estate (as defined below), the sole trustee and sole annuitant of the Comack Trust (as defined below) and Chair of the Board of Directors and Chief Administrative Officer of the Issuer, with respect to the Common Stock directly and beneficially owned by her;

ii.	The Comack Trust (the “Comack Trust”), a grantor retained annuity trust formed under the laws of the State of New Hampshire, with respect to the Common Stock directly owned by it; and

iii.

The Estate of David McLellan Hall (the “Estate”) as successor in interest to David Hall, an estate being administered by the State of New Hampshire, with respect to the Common Stock directly owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.

A.	The address of the principal office of Patricia Gallup, the Comack Trust and the Estate is P.O. Box 256, Keene, New Hampshire 03431.

B.	The principal occupation of Patricia Gallup is serving as the Chair of the Board of Directors and the Chief Administrative Officer of the Issuer.

C.	The principal business of the Comack Trust is to administer certain assets of Patricia Gallup for estate and financial planning purposes.

D.	The principal business of the Estate is the administration and liquidation of the affairs of David Hall as decedent.

E.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

At the founding of the Issuer, Patricia Gallup and David Hall acquired shares of Common Stock using nominal personal funds. In connection with the Issuer’s initial public offering in March 1998, Ms. Gallup and Mr. Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust in exchange for voting trust receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

On May 9, 2022, for estate planning purposes, Ms. Gallup contributed 5,000,000 shares of Common Stock to the Comack Trust for no consideration.

Between May 16, 2014 and May 11, 2022, Ms. Gallup acquired 16,000 shares of Common Stock pursuant to restricted stock awards under the Issuer’s Amended and Restated 1997 Stock Incentive Plan and the Issuer’s Amended and Restated 2007 Stock Incentive Plan. Between May 16, 2014 and November 14, 2020, Mr. Hall, prior to his passing, acquired 15,500 shares of Common Stock pursuant to restricted stock awards under the Issuer’s Amended and Restated 1997 Stock Incentive Plan and the Issuer’s Amended and Restated 2007 Stock Incentive Plan.

The aggregate cost basis of the 2,135,443 shares of Common Stock held of record by Ms. Gallup is approximately $38,108. The aggregate cost basis of the 7,144,962 shares of Common Stock held of record by the Estate is approximately $257,084,074, following a step up in basis upon Mr. Hall’s passing. The aggregate cost basis of the 5,000,000 shares of Common Stock held of record by the Comack Trust is approximately $33,333.

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

The Reporting Persons hold a substantial position in the Issuer, which was primarily acquired by Patricia Gallup and David Hall at the founding of the Issuer. In connection with the Issuer’s initial public offering in March 1998, Ms. Gallup and Mr. Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust in exchange for voting trust receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

On May 9, 2022, for estate planning purposes, Ms. Gallup contributed 5,000,000 shares of Common Stock to the Comack Trust for no consideration. Under the trust agreement establishing the Comack Trust, Ms. Gallup serves as sole trustee and sole annuitant of the Comack Trust and holds shared voting and dispositive power over the 5,000,000 shares of Common Stock held directly by the Comack Trust. Ms. Gallup or, if she passes, her estate, will receive an annual annuity amount from the Comack Trust. The Comack Trust is scheduled to expire on May 9, 2024 at which time the assets remaining in the Comack Trust will be distributed to a spillover trust.

On September 16, 2021, Ms. Gallup entered into a 10b5-1 Sales Plan (the “Plan”) with Goldman, Sachs & Co. (the “Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which the Broker was authorized and directed to sell up to 500,000 shares of Common Stock between November 8, 2021 and July 27, 2022, subject to satisfaction of certain events, including, among others, sale price and volume limitations. All transactions under the Plan are to be made in accordance with the terms and conditions of the Plan, and Ms. Gallup will not have any control, influence or authority over transactions made pursuant to the Plan.

Ms. Gallup is the Chief Administrative Officer and Chairman of the Board of Directors of the Issuer.

Except as disclosed in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 26,267,049 shares of the Issuer’s Common Stock outstanding on April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022.

A.	Patricia Gallup
i.

As of close of business on May 11, 2022, Patricia Gallup, as the executor of the Estate and the sole trustee and sole annuitant of the Comack Trust and by virtue of her spouse’s holdings, may be deemed to beneficially own (i) 5,000,000 shares of Common Stock owned directly by the Comack Trust, (ii) 7,144,962 shares of Common Stock owned directly by the Estate, (iii) 290,133 shares of Common Stock owned directly by her spouse, as to which Ms. Gallup disclaims beneficial ownership and (iv) 2,135,443 shares of Common Stock owned directly by Ms. Gallup.

Percentage: 55.5%

ii.	Powers
i.	Sole power to vote or direct vote: 2,135,443
ii.	Shared power to vote or direct vote: 12,435,095
iii.	Sole power to dispose or direct the disposition: 2,135,443
iv.	Shared power to dispose or direct the disposition: 12,435,095
iii

Appended to this Schedule 13D is an itemization of transactions in the Common Stock of the Issuer by Ms. Gallup and the Comack Trust during the past sixty days. The Estate has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.

B.	The Estate
i.	As of close of business on May 11, 2022, the Estate directly and beneficially owns 7,144,962 shares of Common Stock.

Percentage: 27.2%

ii.	Powers
i.	Sole power to vote or direct vote: 0
ii.	Shared power to vote or direct vote: 7,144,962
iii.	Sole power to dispose or direct the disposition: 0
iv.	Shared power to dispose or direct the disposition: 7,144,962
iii.	The Estate has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.
C.	The Comack Trust
i.	As of close of business on May 11, 2022, the Comack Trust directly and beneficially owns 5,000,000 shares of Common Stock.

Percentage: 19.0%

ii.	Powers
i.	Sole power to vote or direct vote: 0

ii.	Shared power to vote or direct vote: 5,000,000
iii.	Sole power to dispose or direct the disposition: 0
iv.	Shared power to dispose or direct the disposition: 5,000,000
iii	Appended to this Schedule 13D is an itemization of transactions in the Common Stock of the Issuer by the Comack Trust during the past sixty days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

In connection with the Issuer’s initial public offering in March 1998, Patricia Gallup and David Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust, with Ms. Gallup and Mr. Hall to serve as co-trustees. In the event of the death or incapacity of either co-trustee, the other trustee becomes the sole trustee of the Voting Trust with the right to vote all the shares held by the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall’s passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

On May 9, 2022, for estate planning purposes, Ms. Gallup contributed 5,000,000 shares of Common Stock to the Comack Trust for no consideration. Under the trust agreement establishing the Comack Trust, upon the passing of Ms. Gallup, voting and investment control over the shares of Common Stock held by the Comack Trust would pass to the successor trustee as set forth in the trust agreement.

The description of the Plan included in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

Exhibit 1.	Joint Filing Agreement, dated as of May 11, 2022, by and among the Reporting Persons.**

**Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2022	By:	/s/ Patricia Gallup
Patricia Gallup

The Estate of David McLellan Hall

Date: May 11, 2022	By:	/s/ Patricia Gallup
Patricia Gallup, as Executor

Comack Trust

Date: May 11, 2022	By:	/s/ Patricia Gallup
Patricia Gallup, as Trustee

Transactions in the Common Stock During the Past Sixty Days

Name	Date	No. of Shares	Transaction	Price	Method
Patricia Gallup	5/11/2022	2,577	Sale(1)	$46.51(2)	Open Market
Patricia Gallup	5/11/2022	832	Sale(1)	$47.22(3)	Open Market
Patricia Gallup	5/10/2022	1,286	Sale(1)	$46.67(4)	Open Market
Patricia Gallup	5/10/2022	2,414	Sale(1)	$47.58(5)	Open Market
Patricia Gallup	5/9/2022	5,000,000	Contribution	$0.00(6)	Private Transaction
Patricia Gallup	05/04/2022	1.440	Sale(1)	$49.53(7)	Open Market
Patricia Gallup	05/04/2022	1,770	Sale(1)	$48.40(8)	Open Market
Patricia Gallup	05/03/2022	4,164	Sale(1)	$48.82(9)	Open Market
Patricia Gallup	04/26/2022	100	Sale(1)	$49.63(10)	Open Market
Patricia Gallup	04/26/2022	3,400	Sale(1)	$48.88(11)	Open Market
Patricia Gallup	04/25/2022	1,193	Sale(1)	$49.93(12)	Open Market
Patricia Gallup	04/25/2022	1,418	Sale(1)	$49.31(13)	Open Market
Patricia Gallup	04/20/2022	4,399	Sale(1)	$52.63(14)	Open Market
Patricia Gallup	04/19/2022	2,589	Sale(1)	$52.12(15)	Open Market
Patricia Gallup	04/14/2022	2,320	Sale(1)	$53.02(16)	Open Market
Patricia Gallup	04/13/2022	2,700	Sale(1)	$52.65(17)	Open Market
Patricia Gallup	04/06/2022	610	Sale(1)	$52.92(18)	Open Market
Patricia Gallup	04/05/2022	1,467	Sale(1)	$52.47(19)	Open Market
Patricia Gallup	04/05/2022	1,671	Sale(1)	$52.74(20)	Open Market
Patricia Gallup	03/25/2022	436	Sale(1)	$52.32(21)	Open Market
Patricia Gallup	03/25/2022	664	Sale(1)	$51.89(22)	Open Market
Patricia Gallup	03/24/2022	852	Sale(1)	$51.67(23)	Open Market
Patricia Gallup	03/16/2022	1,623	Sale(1)	$51.56(24)	Open Market
Patricia Gallup	03/15/2022	978	Sale(1)	$51.00(25)	Open Market

The Comack Trust	5/9/2022	5,000,000	Contribution	$0.00(6)	Private Transaction

(1)	The sales reported in this appendix were effected pursuant to a Rule 10b5-1 trading plan adopted by Patricia Gallup on September 16, 2021.
(2)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $46.06 to $47.01 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(3)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.02 to $47.44 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(4)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $46.51 to $46.97 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(5)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.04 to $47.97 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(6)	On May 9, 2022, for estate planning purposes, Patricia Gallup contributed 5,000,000 shares of Common Stock to the Comack Trust for no consideration.
(7)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $49.06 to $49.815 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(8)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.94 to $48.905 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(9)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $48.39 to $49.29 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(10)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $49.60 to $49.95 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(11)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $48.50 to $49.175 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(12)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $49.77 to $50.13 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(13)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $48.75 to $49.72 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(14)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $52.165 to $52.99 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(15)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $51.93 to $52.43 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(16)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $52.61 to $53.49 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(17)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $52.30 to $53.07 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(18)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $52.84 to $53.07 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(19)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $51.84 to $52.81 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(20)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $52.25 to $53.21 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(21)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $52.165 to $52.42 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(22)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $51.22 to $52.14 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(23)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $51.45 to $51.915 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(24)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $51.195 to $51.86 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(25)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $50.67 to $51.335 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act of any rule or regulation thereunder (including any amendment, restatement, supplement and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing and/or incorporation by reference of this agreement as an exhibit thereto. The agreement shall remain in full force and effect until revoked by either party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date written below.

Dated: May 11, 2022

PATRICIA GALLUP

By:	/s/ Patricia Gallup

THE ESTATE OF DAVID MCLELLAN HALL

By:	/s/ Patricia Gallup
Patricia Gallup, as Executor

THE COMACK TRUST

By:	/s/ Patricia Gallup
Patricia Gallup, as Trustee